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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             METAL MANAGEMENT, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                    94-2835068
    (State or other jurisdiction of                     (I.R.S. Employer
    Incorporation or Organization)                    Identification No.)


         325 N. LASALLE STREET,
         SUITE 550, CHICAGO, IL                              60610
(Address of principal executive offices)                   (Zip Code)


  If this Form relates to the                   If this Form relates to the
  registration of a class of securities         registration of a class of
  pursuant to Section 12(b)of the               securities pursuant to Section
  Exchange Act and is effective                 12(g)of the Exchange Act and
  pursuant to General Instruction               is effective pursuant to General
  A.(c), please check the following             Instruction A.(d), please check
  box [X]                                       the following box  [ ]


Securities Act registration statement file number to which this form relates:
_______ (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:


        Title of each class                                   Name of each exchange on
        to be so registered                                   which each class is to be registered
        -------------------                                   ------------------------------------
        COMMON STOCK, PAR VALUE $.01 PER SHARE                NEW YORK STOCK EXCHANGE


Securities to be registered pursuant to Section 12(g) of the Act:

                                 Not Applicable
                                (Title of class)


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     Metal Management, Inc. (the "Company" or the "Registrant") is filing this
Registration Statement on Form 8-A to reflect the listing of the Company's common stock (which has been trading on the NASDAQ Stock Market LLC) on the New York Stock Exchange under the symbol "MM".


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     We have 52,000,000 shares of authorized capital stock, including 50,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share, issuable from time to time by our board of directors in one or more series. As of September 19, 2006, there were 26,585,649 shares of our common stock, and no shares of our preferred stock, outstanding.

     Common Stock


     Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights. Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. Holders of shares of common stock have no preemptive, conversion, redemption, subscription or similar rights. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in the assets which are legally available for distribution, if any, remaining after the payment or provision for the payment of any preferential amount due to the holders of shares of any series of preferred stock.

     Preferred Stock

     Under our second amended and restated certificate of incorporation, the board of directors is authorized, subject to certain limitations prescribed by law, and without further stockholder approval, to issue up to an aggregate of 2,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different voting powers, designations, powers, preferences and relative, participating, optional or other rights and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. These rights, designations and preferences include:

          - number of shares to be issued;

          - dividend rights;

          - dividend rates;

          - right to convert the preferred shares into a different type of security;

          - voting rights attributable to the preferred shares;

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          - rights and terms of redemption of the preferred shares (including sinking fund provisions); and

          - liquidation preferences of any wholly unissued series of preferred stock.

          If our board of directors decides to issue any preferred stock, it could have the effect of delaying or preventing another party from taking control of us. This is because the terms of the preferred stock could be designed to make it prohibitively expensive for any unwanted third party to make a bid for our shares. We have no present plans to issue any shares of preferred stock.

     Series C Warrants

     Pursuant to our management equity incentive plan that was adopted as of June 29, 2001, the effective date of our plan of reorganization, we issued Series C warrants, which granted the holders thereof the right to purchase an aggregate of 1,000,000 shares of common stock (after giving effect to a subsequent stock dividend). The Series C warrants expire on June 29, 2008 and have a cash exercise price equal to $6.00 per share. As of June 30, 2006, Series C warrants to purchase a total of 20,000 shares of common stock remain outstanding.

     Stock Plans

     2002 Incentive Stock Plan

     We have one stock-based compensation plan, the Metal Management, Inc. 2002 Incentive Stock Plan (the "2002 Incentive Stock Plan"). The 2002 Incentive Stock Plan provides for the issuance of up to 4,000,000 shares of our common stock. The Compensation Committee of our board of directors has the authority to issue stock awards under the 2002 Incentive Stock Plan to our employees, consultants and directors over a period of up to ten years. The stock awards can be in the form of stock options, stock appreciation rights or restricted stock grants. As of June 30, 2006, there are 1,536,382 shares available for issuance under the 2002 Incentive Stock Plan, and options to acquire 765,210 shares of common stock and 730,336 shares of restricted stock remain outstanding. Prior to the adoption of the 2002 Incentive Stock Plan, we issued warrants not pursuant to a plan to certain employees and directors, of which, as of June 30, 2006, warrants to purchase 5,000 shares of common stock remain outstanding.

     Employee Stock Purchase Plan

     The Metal Management, Inc. Employee Stock Purchase Plan (the "ESPP") was adopted by our board of directors and approved by our stockholders in September 2005 and became effective on October 1, 2005. Under the ESPP, eligible employees who elect to participate have the right to purchase common stock at a 15 percent discount from the lower of the market value of our common stock at the beginning or the end of each three month offering period. The Compensation Committee of our board of directors administers the ESPP. We have reserved a total of 1,000,000 shares of common stock for issuance under the ESPP. As of June 30, 2006, there were 991,390 shares available for future award grants under the ESPP.

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     Delaware Law and Certain Charter and By-law Provisions

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

     Pursuant to our second amended and restated certificate of incorporation and amended and restated by-laws, the size of our board of directors is established by resolution of the board of directors. Any director, or the entire board of directors, may be removed, with or without cause, by the affirmative vote of a majority of the then outstanding shares of capital stock entitled to vote generally for the election of directors.

     Our amended and restated by-laws also require a stockholder who intends to nominate a candidate for election to the board of directors, or to raise new business at a stockholder meeting, to give advance notice to the Secretary. The notice must be received not more than 120 days and not less than 90 days prior to the first anniversary date of the previous year's annual meeting. The notice provision will require a stockholder who desires to raise new business to provide us with certain information concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director will need to provide us with certain information concerning the nominee and the proposing stockholder.

     Our second amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders. Our amended and restated by-laws provide that special meetings may be called only by the chairman of the board, the chief executive officer, the president or the board of directors. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage another person or entity from making an offer to stockholders for the common stock. This is because the person or entity making the offer, even if it acquired a majority of our outstanding voting securities, would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directions or the approval of a merger, would have to wait for the next duly called stockholders' meeting.

     Our amended and restated by-laws may be amended or repealed by the board of directors.


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     Transfer Agent And Registrar

     The transfer agent and registrar for our common stock is LaSalle Bank National Association.

ITEM 2. EXHIBITS.

     Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on the New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                 Metal Management, Inc.



                                 By:  /s/ ROBERT C. LARRY
                                      -------------------------------
                                      Name:  Robert C. Larry
                                      Title: Executive Vice President,
                                             Finance, Chief Financial
                                             Officer, Treasurer and Secretary

Date: September 19, 2006